AMERICAN FIBER GREEN PRODUCTS, INC.
                              4209 RALEIGH STREET
                              TAMPA, FLORIDA 33619
                       TEL. 813-247-2770 FAX 813-655-3030


MAY 11, 2010

RUFUS DECKER, ACCOUNTING BRANCH CHIEF
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0404

RE:  AMERICAN FIBER GREEN PRODUCTS, INC.
      FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009
      FORM 8-K/A FILED ON MARCH 22, 2010
      FILE NO: 0-28978

DEAR MR. DECKER:

We are in receipt of your correspondence dated April 28, 2010 with respect to the above referenced filings.

We have filed the amended Form 8K/A on May 10, 2010 and are in the process of amending our Form 10-K for the year ended December 31, 2009 to indicate that the year ended December 31, 2008's audit report has been rescinded as a result of the Public Company Accounting Oversight Board's findings related to the conduct of Robert T. Taylor CPA. We are also noting that the year ended December 31, 2008 information is "unaudited".

We have engaged Peter Messineo CPA to audit the 2008 financial statements, and upon completion of the engagement, we will amend our Form 10K filing a second time to include the audit opinion for the year ended December 31, 2008.

Should you have any additional questions or comments, please do not hesitate to contact me.

VERY TRULY YOURS,

AMERICAN FIBER GREEN PRODUCTS, INC.

BY: /S/ DANIEL L. HEFNER
   ------------------------
    DANIEL L. HEFNER
    CHIEF EXECUTIVE OFFICER